Exhibit 99.2

FOR IMMEDIATE RELEASE
Mar. 17, 2005

SAP Recommends Dividend Increase

     WALLDORF – March 17, 2005 — The Executive Board and the Supervisory Board of SAP AG (NYSE:SAP) recommend that shareholders approve a dividend of €1.10 per ordinary share at this year’s Annual General Meeting. This would represent an increase of 37.5% over the 2003 dividend of €0.80 per ordinary share. If the shareholders approve this recommendation, the total amount distributed in dividends would be approximately €341 million. The Annual General Meeting is scheduled for May 12, 2005 in Mannheim, Germany. The payment of the dividend is scheduled for May 13, 2005.

     “We delivered a year of double-digit growth in software revenues and our net income increased by 22%” said Werner Brandt, CFO of SAP AG. “SAP is among the few software companies that pay dividends to its shareholders and we have done so continuously since 1988 when SAP was listed on the Frankfurt Stock Exchange. It has always been our policy to let our shareholders participate in SAP’s success and this year’s dividend recommendation is, once again, testimony to this policy. Over the midterm, our goal is to pay out approximately 30% of SAP AG’s net income to our shareholders.”

     Note to holders of SAP ADRs (American Depositary Receipts):

     One SAP ADR (American Depositary Receipt) represents one-fourth of SAP AG’s ordinary share. Accordingly, the final dividend per ADR is calculated as one-fourth of the €1.10 dividend and is dependent on the Euro/US-Dollar exchange rate. SAP AG pays cash dividends in Euro, so the exchange rate fluctuations will also affect the US-Dollar amounts received by the holders of

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ADRs on the conversion into US-Dollars of cash dividends paid in Euro on the ordinary shares represented by the ADRs. The final dividend payment by SAP AG to the depositary bank is scheduled for May 13, 2005. The depositary bank will then convert the dividend payment from Euro into US-Dollar as promptly as practicable.

About SAP
SAP is the world’s leading provider of business software solutions*. Today, more than 26,150 customers in over 120 countries run more than 88,700 installations of SAP® software—from distinct solutions addressing the needs of small and midsize businesses to enterprise-scale suite solutions for global organizations. Powered by the SAP NetWeaver™ platform to drive innovation and enable business change, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP industry solutions support the unique business processes of more than 25 industry segments, including high tech, retail, public sector and financial services. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

(*) SAP defines business software solutions as comprising enterprise resource planning and related software solutions such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Statements regarding the expected date of closing of the tender offer, and expected integration, growth and improved customer service benefits are forward-looking statements and are subject to risks and uncertainties including among others: uncertainties as to the timing of the tender offer, the satisfaction of closing conditions, including the receipt of regulatory approvals, whether certain industry segments will grow as anticipated, the competitive environment among providers of software solutions, and difficulties encountered in integrating companies and technologies. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2005 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary. Retek is a trademark of Retek Inc.

For more information from SAP, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Markus Berner, +49 (6227) 7-42548, markus.berner@sap.com, CET

For more information from SAP, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Joerg Jung, +1 (212) 653-9571, investor@sap.com, EST